SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 7, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

Enclosure: Partner Communications announces change to its board of directors

PARTNER COMMUNICATIONS ANNOUNCES CHANGE
TO ITS BOARD OF DIRECTORS

ROSH HA’AYIN, Israel, December 7, 2009 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces the appointment of Mrs. Osnat Ronen (appointed on behalf of the Company’s Israeli founding shareholders and their approved substitutes) to its Board of Directors.

Mrs. Osnat Ronen has served as a General Partner of Viola Private Equity since January 2008.  Previously, she had served for 14 years in various executive positions with Bank Leumi group, including Deputy Chief Executive Officer of Leumi & Co. Investment House, and was a member of several Boards of Directors on behalf of Leumi group, including: Paz group, Direct Insurance Ltd., Leumi Card, Fox – Wizel Ltd., Arab Israeli Bank, and Leumi Mortgage Bank. Currently, Mrs. Ronen serves as a Director of D-Pharm Ltd., Amiad Filtration Systems Ltd., Aeronautics Ltd., AudioCodes Ltd. and Keshet Broadcasting Ltd.

More details regarding the Company’s directors can be found on the Company’s website.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of September 30, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. (“Scailex”). Scailex’s shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on “Pink Quote” under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the three major cellular operators in Israel; 2) distribution and sale of various manufacturers’ mobile handsets, accessories and provision of maintenance services, through a chain of retail stores and booths (“Dynamic”), to end customers of Cellcom Israel (as part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010); and 3) management of its financial assets.

For more information about Scailex, see http://www.scailex.com/.

For more information about Partner, see http://www.orange.co.il/investor_site/.

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V. P. Corporate Development, Strategy and IR
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: December 7, 2009